BEACON POWER CORPORATION

65 Middlesex Road

Tyngsboro, MA 01879

June 6, 2011

Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Christopher Chase, Staff Attorney

Re:                               Beacon Power Corporation

Registration Statement on Form S-3

Filed April 27, 2011

File No. 333-173747

Dear Mr. Chase:

On behalf of Beacon Power Corporation (“Beacon” or the “Company”), please find below Beacon’s response to the comments provided to Beacon from the staff of the Securities and Exchange Commission (the “Staff”), in a letter dated May 24, 2011 (the “Letter”), relating to Beacon’s Registration Statement on Form S-3 (the “Form S-3”).  Set forth below are the Staff’s comments followed by the Company’s responses.  The responses are keyed to the numbering of the comments in the Letter and appear following the comments, which are restated below.

General

1.              Please provide us with a detailed analysis of why you meet the filing requirements set forth in Instruction I.B.1 of Form S-3.

RESPONSE:

General Instruction I.B.1 of Form S-3 permits the form to be used in the offering of securities for cash by or on behalf of a registrant, provided that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more.  The instruction to General Instruction I.B.1 clarifies that the aggregate market value of a registrant’s outstanding common equity shall be computed by use of the price at which the common equity was last sold in the principal market for the security as of a date within 60 days prior to the date of filing.

The Form S-3 was filed on April 27, 2011.  As of February 28, 2011, a date within 60 days of the filing of the Form S-3, (i) the number of shares issued and outstanding and held by non-affiliates was 24,688,783 (representing 24,870,006 shares issued at such date, less 181,223 shares held as treasury shares or by affiliates); and (ii) the closing price of the Company’s common stock on The Nasdaq Stock Market was $3.44. Consequently, the aggregate market value of voting and non-voting common equity held by non-affiliates of the Company was $84,929,414 as of a date within 60 days of the filing date of the Form S-3.

2.              It appears that you are relying on Section 305(b)(2) of the Trust Indenture Act of 1939 to designate the trustee on a delayed basis. Therefore, please include a reference to Exhibit 25, the Form T-1, in your exhibit index and note that you will file the Form T-1 separately under the electronic form type “305B2.” Please note that you should not file the Form T-1 in a separate post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. For guidance, please refer to Section 220.01 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml.

RESPONSE:

The Company acknowledges the Staff’s comment and has made the requested change in the Pre-Effective Amendment to the Form S-3 filed concurrently with this response letter.

Item 17. Undertakings, page II-2

3.     Please provide the undertaking set forth at Item 512(j) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment and has made the requested change in the Pre-Effective Amendment to the Form S-3 filed concurrently with this response letter.

Exhibit 5.1 Opinion of Edwards Angell Palmer & Dodge LLP

4.              Please note that it is inappropriate for counsel to assume any material facts underlying the opinion or facts that are readily ascertainable. In this regard, please have counsel delete the assumption in the third paragraph on page four of its legal opinion that “the Company is and will remain duly organized, validly existing and in good standing under Delaware law” (emphasis added). Please also have counsel delete its assumption in the first sentence of the fourth paragraph on page four that “the company has the organizational power and authority to issue and sell the Securities.”

RESPONSE:

The Company acknowledges the Staff’s comment and has made the requested change in the Pre-Effective Amendment to the Form S-3 filed concurrently with this response letter.

* * *

In connection with responding to the Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Reports, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Reports and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Beacon’s counsel, Eugene W. McDermott (401-276-6471) or Albert L. Sokol (617-951-2237), if you have any questions or require any additional information.

Very truly yours,

/s/ James M. Spiezio

James M. Spiezio
Chief Financial Officer

cc:                                 Eugene W. McDermott, Partner
Edwards Angell Palmer & Dodge LLP

Albert L. Sokol, Partner
Edwards Angell Palmer & Dodge LLP